Exhibit 4.10

EMPLOYMENT AGREEMENT

between
Arcadis N.V.
and

Drs. Ina. B.A. van der Kllft RC

EMPLOYMENT AGREEMENT

The undersigned:

1.                                       the limited liability company Arcadis N.V. with its corporate seat in Arnhem and its address at Nieuwe Stationsstraat 10, (the “Company”), represented by Ir. H.L.J. Noy, CEO

and

2.                                       Drs. Ing. B.A. van der Klift RC, born on July 12, 1959, residing at 3971 HJ Driebergen, Vijverlaan 5, (the “Director”),

whereas:

a.                                       The Director and the Company signed an employment agreement on May 25, 2004.

b.                                      The Company’s supervisory board shall propose to the general meeting of shareholders, in its meeting of May 17, 2006, to appoint the Director as Member of the Executive Board of the Company (more especially as CFO) with effect from May 18, 2006.

c.                                       The Director is willing to enter into this agreement with respect to his employment as Member of the Executive Board as from May 18, 2006, upon the terms and conditions set forth hereinafter.

d.                                      Parties wish to agree on the terms and conditions for employment of the Director (including the conditions for termination of this agreement), for the event the general meeting will appoint the Director as Member of the Executive Board in its meeting of May 17, 2006.

e.                                       Parties wish to adhere to the Dutch Corporate Governance Code (Code Tabaksblat).

e.                                       The parties wish to set out in writing the terms and conditions of employment governing their relationship.

have agreed as follows:

Duties of Director
Clause 1

1.1                                    As from May 18, 2006 the Director will be employed as Member of the Executive Board if he is appointed as such by the shareholders meeting on May 17, 2006.

1.2                                    In his capacity as Member of the Executive Board of the Company the Director shall have all rights and obligations (to be) granted to and imposed on him by law or by or pursuant to the Company’s articles of association. By signing this agreement, the Director declares that he has received a copy of the Company’s articles of association and is familiar with their contents.

1.3                                    The Director shall duly fulfill his duties and devote all of his energies to the best of his abilities to promote the sound conduct of the business and profitability of the Company and its affiliated businesses.

1.4                                    The position as Member of the Executive Board of the Company may require that the Director also acts as board member, supervisory director or in any other desired capacity in relation to the businesses (to be) affiliated with the Company without receiving any additional remuneration. When the Director ceases to be Member of the Executive Board of the Company, he shall resign from the aforementioned positions with effect from a date to be determined by the Company.

1.5                                    The Director may only perform ancillary activities with the Company’s prior written consent. This consent shall be given if the activities are compatible with the Director’s position and the Company’s interests and the time requirements for these activities do not conflict with a proper fulfillment of his duties under this agreement, all such to be decided by the sole discretion of the Supervisory Board of the Company. The Director has no ancillary activities.

1.6                                    The director is familiar with the fact that the Company adheres to the Dutch Corporate Governance Code, which also includes rules and procedures for (the Members of) the Executive Board. By signing this agreement, the Director declares that he has received a copy of the Dutch Corporate Governance Code and is familiar with its contents.

1.7                                    The specific tasks of the Director will be decided upon by the Supervisory Board of the Company, based on a proposal prepared by the Chairman of the Executive Board after consultation with the Director.

1.8                                    The Director is based at the head offices of the Company in Arnhem, the Netherlands. Except for time spent for traveling to fulfill his duties, the Director is supposed to work from the corporate head office in Amhem.

1.9                                    The Executive Board of the Company will adopt a Charter to be approved by the Supervisory Board. The Director will adhere to that Charter and the changes thereto as will be adopted from time to time.

Term of agreement
Clause 2

2.1.                                 In line with the Dutch Corporate Governance Code, the appointment as Member of the Executive Board will be for a period of four years. Therefore this agreement, that is being entered into effective May 18, 2006, is entered into for a fixed period of 4 years and 13 days and shall end on June 1, 2010. Given the fact that there is an extended employment agreement a notice period of two months shall be observed by the Company.

Clause 3

3.1                                    Each party may terminate this agreement early, during the fixed term, by giving written notice before the end of a calendar month, subject to a notice period of one month for the Director and a notice period of two month for the Company.

3.2                                    In case the Company wishes to extend the agreement for a next period of four years, after June 1, 2010, it will make a proposal to the General Meeting of Shareholders of the Company for its meeting in May 2010 in order to extend the appointment of the Director as Member of the Executive Board. The Director will be informed in writing by the Company no later than January 1, 2010 whether it intends to make such a proposal. In case the shareholders meeting agrees with the appointment of the Director for a next period of four years, the term of this agreement will be extended to the next period of four years, starting on June 1, 2010.

Severance agreement
Clause 4

4.1.                                 If and to the extent that this employment agreement is terminated on the Company’s initiative or not extended by the Company giving notice of termination or by rescission of the agreement by the competent court, the Company shall grant a payment to the Director in connection with that termination but only in the event the grounds for termination are not severe attributable non performance by the Director or disability for work for more then two years. In all other cases the Director shall not be entitled to such payment.

4.2.                                 The amount of the payment shall be equal to one year gross base salary and holiday allowance referred to in clause 5.1. and 5.2. paid by the Company to the Director for the last 12 months of the employment.

Salary and holiday allowance
Clause 5

5.1.                                 The Director shall receive a gross base salary of EUR 240,660 —, per year, excluding holiday allowance, to be paid in twelve equal monthly installments, and shall be paid before the end of each calendar month net of the mandatory and agreed withholdings and deductions.

5.2.                                 The Director shall be entitled to a holiday allowance of 8% of the gross base salary mentioned in clause 5.1. The holiday allowance shall be paid annually in May in accordance with customary Company practices. Any surplus or deficit holiday allowance paid will be settled in the month of December or upon termination when earlier. If the Director has not been employed by the Company during the entire Relevant Period, the holiday allowance shall be calculated pro rata.

Bonus (Short term incentive)
Clause 6

The Director is eligible for a bonus based on the ARCADIS NV Bonus Program. The target bonus is 40% of gross base salary. The actual bonus may vary from 0 to 1.5 times the target bonus therewith varying form 0 to 60% of the gross base salary and depends completely on the realization of the Director’s personal goals and targets as well as the results of Arcadis N.V. as whole. The bonus will be set annually after the annual accounts of Arcadis N.V. have been approved by the Supervisory Board and will be paid pro rat0 to the period the Director actually performed his function in the relevant year. Furthermore, the bonus is not payable if the Director is at his initiative not employed by the Company at the moment the bonus becomes payable.

Shares/Options (Loan Term Incentive)
Clause 7

In line with the remuneration policy adopted by the general meeting of shareholders, the Director is eligible under conditions as set out in the Arcadis N.V. 2005 Long Term Incentive Plan for an award of shares and options on shares. The to be granted shares and options are conditional upon the Company achieving certain performance criteria, to be decided by the Supervisory Board at its sole discretion.

Vacation
Clause 8

The Director shall be entitled to take 31 working days per calendar year as vacation days in consultation with the Company and with due regard for the Company’s interests. If the Director has not been employed during the entire calendar year, the entitlement to vacation days shall be calculated pro rate.

Pension and disability
Clause 9

9.1                                    The Director shall be included in the Company’s (collective) pension scheme applicable to Dutch employees. The pension scheme rules in their current or any future amended form shall apply to the participation in the scheme and the payment of premium. The Company’s liability shall be limited to the premium payments specified in the pension scheme rules.

9.2                                    In case of unfitness for work caused by sickness the Company will pay the Director 100% of his gross base salary during the first 26 weeks and 70% of his gross base salary during the following 78 weeks. The Director shall be included in the Company’s insurance for disability, which means that the Director in case of disability is eligible to a payment additional to theoretical Dutch social security amounts, according to the rules in their current or any future amended form of the Company’s disability insurance program.

Expense allowances
Clause 10

10.1                              The Director shall receive a fixed expense allowance of EUR 385,—per month for daily expenses, including but not limited to tips, corporate gifts, costs of representation and acquisition, parking costs and privately purchased specialist literature that is not normally claimed separately. Furthermore, the Director shall receive an amount of EUR 15,—per month for telecommunication costs.

10.2                              Expenses incurred by the Director other than those referred to in subclause 1 shall be paid by the Company following submission of proper proof, provided that they have been incurred reasonably and in the Company’s interest.

10.3                              The Director shall not receive the expense allowance referred to in subclause 1 if he has failed, for whatever reason including illness, to carry out his duties for more than two months.

10.4.                           The Company shall withhold from the expense allowances referred to in subclauses 1 and 2 such amounts as required under applicable social security and tax legislation.

10.5.                           These allowances can be changed unilaterally by the Company.

Car
Clause 11

11.l.                              The Company shall make available to the Director for the fulfillment of his duties a lease car, at appropriate standards to be decided by the Company. The conditions are worded in the Company Lease regulation including an employee contribution.

11.2.                           The car may be used for private purposes within reasonable limits.

11.3.                         The following costs shall be for the Director’s account in any case:

a.                 Fines for traffic offences and similar costs;

b.                Income and wage tax arising from the provision of the car;

Confidentiality and return of property
Clause 12

12.1.                           The Director may not, either during or after the end of this agreement, use confidential information about the Company and the Company’s activities or products, including information about suppliers, customers and other relations, and any such information about enterprises affiliated with the Company for any other purpose than is necessary in connection with the performance of his duties. The Director shall maintain such information carefully and ensure that third parties do not become aware of it other than in accordance with this subclause. The provisions of this subclause do not apply if the Director is required to use or disclose the information by law or pursuant to a court decision.

12.2.                           With regard to property of the Company, including documents, computer discs and other data carriers as well as copies thereof, which come into the Director’s possession in connection with the performance of his duties, the Director shall not use such property in any other way and shall not keep it any longer than is necessary to perform his duties, and the Director shall in any event hand over or return such property immediately to the Company at the latter’s request or, at the Director’s own initiative, if he has not carried out his duties for any reason for more than 6 weeks or the employment has ended.

12.3.                           If information as referred to in subclause 1 has been stored in a computer system of the Director or has otherwise been stored in a form which does not have to be handed over or returned by the Director pursuant to subclause 2, the Director shall not keep that information for any period longer than is necessary to perform his duties, and in any event destroy the information immediately at the Company’s request or, at the Director’s own initiative, if he has not carried out his duties for any reason for more than 6 weeks or the employment has ended.

12.4.                         If the Director is in breach of subclauses 1 to 3, he shall, in derogation from the provisions of section 7:650 subsections 3, 4 and 5 Civil Code, owe to the Company without any demand or other prior notice a non-recurrent penalty of EUR 100.000,—, to be increased by a penalty of EUR 5.000,—for each day, including a portion of a day, that the breach continues. The Company shall be entitled to the penalty without prejudice to any claim for performance of the obligations set out in subclauses 1 to 3 of this Clause.

Amendment
Clause 13

The Company shall have the right to amend this employment agreement unilaterally within the scope of section 7:613 Civil Code.

General terms
Clause 14

14.1.                         The CAO (Collective Employment Agreement) is not applicable on this agreement.

14.2.                         In the event the appointment of the Director as Member of the Executive Board does not take place on May 17, 2006, this agreement is null and void and the existing employment agreement of the Director as ordinary employee will continue.

Governing law and jurisdiction / arbitration
Clause 15

15.1.                           This agreement shall be governed by Dutch law.

15.2.                           All disputes arising from this agreement, including disputes concerning the existence and validity thereof, shall be resolved by the competent courts in the Netherlands.

In evidence whereof:

This agreement was signed in duplicate in the manner set out below.

/s/ IR. H.L.J. NOY	7-4-06
ARCADIS N.V. By: Ir. H.L.J. Noy, CEO

/s/ JHR. DRS. R.W.F. VAN TETS
ARCADIS N.V. (Conditional upon appointment of the Director as Member of the Executive Board) By: Jhr. Drs. R.W.F. van Tets, Chairman Supervisory Board

Date: 25-4-2006

/s/ DRS. ING. B.A. VAN DER KLIFT RC
Drs. Ing. B.A. van der Klift RC Date: 10-4-06